KUTAK ROCK LLP

SUITE 3100 1801 CALIFORNIA STREET DENVER, COLORADO 80202-2626 303-297-2400 FACSIMILE 303-292-7799 www.kutakrock.com`	ATLANTA CHICAGO DES MOINES FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES OKLAHOMA CITY OMAHA PASADENA RICHMOND SCOTTSDALE WASHINGTON WICHITA

April 1, 2008

VIA EDGAR AND FEDERAL EXPRESS

Ms. Anne Nguyen Parker
Branch Chief
c/o Ms. Laura Nicholson
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington D.C. 20549

Re:	Vyta Corp.
Post-Effective Amendment No. 1 on Form S-1 to Registration Statement on Form SB-2
File No. 333-132797

Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007
File No. 03-19598

Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007
File No. 03-19598

Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2007
File No. 03-19598

Dear Ms. Parker:

On behalf of Vyta Corp. (the “Company”), this letter is in response to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) set forth in its letter dated March 12, 2008 (the “Comment Letter”), relating to the Company’s: (i) Post-Effective Amendment No.1 on Form S-1 to the Registration Statement on Form SB-2 referenced above (the “Registration Statement”); (ii) Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007 (the “2007 Annual Report”); (iii) Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007 (the “September 2007 Quarterly Report”); and (iv) the Company’s Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2007 (the “December 2007 Quarterly Report”).  For your convenience, we have set forth a recitation of each of the Staff’s comments below (in italics), with the Company’s response to each comment directly following the Staff’s comment.  Capitalized terms used but not defined herein have the respective meanings set forth in the applicable filing by the Company referenced in the Staff comment.

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

Please be further advised that the Company has provided below a draft of proposed changes to disclosure to be included in proposed Amendment No. 1 to the 2007 Annual Report, Amendment No. 1 to the September 2007 Quarterly Report and Amendment No. 1 to the December 2007 Quarterly Report to address the comments of the Staff. When the Staff has no further comments, the Company will file these amendments via Edgar.

*  *  *  *  *  *  *

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

1.            We note that your investments in unconsolidated investees and the related note and advances receivable constitute a significant portion of your assets, as reflected on your balance sheet at June 30, 2007.  Please explain why you should not be considered an “investment company” under the Investment Company Act of 1940 and therefore subject to registration and regulation under the Investment Company Act.  In addition, if you believe that you are able to rely on one of the exclusions from the definition of “investment company” set forth in the Investment Company Act, please provide a written legal and factual analysis in support of that claim.

Response.   As discussed below, the Company believes that it is not an investment company for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Section 3(a)(1)(A)

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.  Issuers falling under the definition of investment company pursuant to Section 3(a)(1)(A) have been described as traditional or orthodox investment companies,1 “a company that knows that it is an investment company and does not claim to be anything else…”2

In determining whether an issuer is “engaged primarily” in an investment business for purposes of Section 3(a)(1)(A) of the Investment Company Act, the courts, the SEC, and the Staff have looked to the five factors developed by the SEC in In the Matter of Tonopah Mining Co. of Nevada.3 Under Tonopah, the five factors used to determine the business in which an issuer is primarily engaged are: (1) the issuer’s historic development; (2) the issuer’s public representation of policy; (3) the activities of the issuer’s officers and directors; (4) the source of the issuer’s present income; and (5) the nature of the issuer’s present assets.   As highlighted by case law,4 no one factor is dispositive in an analysis of an issuer’s primary business engagement and courts look to each individual factor in determining whether a company is an orthodox investment company that is primarily engaged in the business of investing, reinvesting or trading in securities.

1 SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3 (S.D.N.Y. 1968).
2 Id.
3 In the Matter of Tonopah Mining Co. of Nevada¸ Investment Company Act Release No. 1084 (July 22, 1947).
4 Moses v. Black, 1981 Transfer Binder F.S.L.Rep. (CCH) ¶97,866 (S.D.N.Y 1981) (applying the five factor test to determine that Chock Full O’Nuts Corporation was not an investment company as it “was a company engaged in the fast food restaurant business; it never represented itself in statements of policies to the public, its investors or prospective investors as anything but a mercantile corporation; its officers and directors devoted their time in large part to increasing sales from operations…”); SEC v. National Presto Ind., 486 F.3d 305 (7th Cir. 2007) (utilizing a multi-factor approach held that National Presto Industries was not an investment company pursuant to the Investment Company Act as “reasonable investors would treat Presto as an operating company rather than a competitor with a closed-end mutual fund.”).

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

The first factor relates to the historic development of the issuer.  The Company, formerly known as Sunlight Systems, Ltd. and Nanopierce Technologies, Inc., was incorporated in Nevada on June 22, 1996.  From June 1996 through November 1996, the Company engaged in activities as a dealer and distributor of sun tunnels.  This business, however, was discontinued and substantially all assets were sold in November of 1996.  From that time until February 1998, the Company was generally inactive and reported no significant operating revenues.  On February 26, 1998, the Company acquired the intellectual property rights related to the Company’s patented Particle Interconnect Technology (the “PI Technology”).  PI Technology is an alternative method of providing temporary or permanent electrical connections between different flexible, rigid, metallic and non-metallic surfaces and can also be used to attach semi-conductors directly to various surfaces.

The Company formed ExypnoTech, GMBH (“EPT”) in February 2002 as a wholly-owned subsidiary with production facilities located in Rudolstadt, Germany.  In August 2002, EPT accepted delivery of its first production line and began producing and selling Radio Frequency Identification (“RFID”) components using the PI Technology.  RFID components are used to identify objects, by short-range radio over a few millimeters to distances as great as a meter. RFID inlays consist of a small transponder chip bonded onto a metal foil antenna on an exceptionally thin and small plastic or paper sheet. The PI Technology is used to provide the connection between the transponder chip and the antenna, and to connect the chip to the chip module in contact smart cards or the chip module to the antenna in the case of contactless smart cards.

During the fiscal year ended June 30, 2004, the Company minimized its operations to conserve funds. As part of such strategy, on December 11, 2003, the Company signed an Investment Agreement with TagStar Systems, GmbH (“TagStar”) of Sauerlach, Germany, whereby TagStar received 51% ownership of EPT in exchange for cash.  The  Company  continued  to  look  for  additional  financing  through the  pursuit  of  licensing,  joint  ventures, co-manufacturing  or  other  similar  arrangements  with industry partners for the PI Technology.  At that time, the Company stated that its “business strategy also includes making an acquisition of an operational, revenue generating company, not necessarily in the technology industry.”5

In 2005, the Company instituted steps to change its principal business from electronics technology to biotechnology.  In August 2005, the Company entered into a biotechnology joint venture whereby it acquired its 50% interest in BioAgra LLC (“BioAgra”), a company engaged in the production, marketing and sale of Agrastim®, a purified beta-1,3/1,6-D glucan feed additive used to replace growth promotion antibiotics that are currently in use in the animal feed industry.  BioAgra also produces Purestim™, a purified beta-1,3/1,6-D glucan intended for use by other companies that manufacture neutraceuticals and dietary supplements for human consumption.  In line with the Company’s strategy to move towards biotechnology and away from the PI Technology, the Company sold its remaining 49% interest in EPT in December 2007.  While the Company and its management spend a relatively small portion of time focused on potential royalty-producing licenses for the PI Technology, they spend the vast majority of its time on the day-to-day operations of BioAgra.

5 Vyta Corp. Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004.

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

Paul H. Metzinger, the Chief Executive Officer and President of the Company, devotes at least 70% of his professional time to the business affairs of BioAgra.  Due to the Company’s ownership interest in BioAgra, Mr. Metzinger was appointed and currently is Executive Vice President and Chief Financial Officer of BioAgra. In addition, Mr. Metzinger was appointed and currently is a Manager to the Board of Managers of BioAgra.  Through Mr. Metzinger’s role as President and CEO of the Company and Manager, Executive Vice President and Chief Financial Officer of BioAgra, we have been advised that Mr. Metzinger and the Company participate in the day-to-day operations of BioAgra in the following manner:

•
Frequent participation in face-to-face meetings with prospective and current customers, attendance at major trade shows, and conferences calls with potential and current customers in the following industries: Holstein bulls; angus cattle; race horses; turkeys; dairy cattle; dairy product suppliers; animal feed suppliers; Vietnamese shrimp; beverage producers; and tilapia farms;

•	Development of BioAgra’s distribution channel;

•
Final approval for all financial expenditures of BioAgra, including approval of all major corporate capital expansion plans, equipment acquisitions, and all field trials and testing protocols conducted for and on behalf of BioAgra;

•	Oversight and management of the current and future financing of the operations of BioAgra, including managing relationships with debtors;

•	Direct interaction with BioAgra’s two banking institutions and the authority to monitor all accounts at those banks;

•	Periodic visits to the BioAgra production facility for meetings with management and other personnel; and

•
Oversight of BioAgra’s legal matters, including management of the law firm handling BioAgra’s patent, intellectual property and licensing matters, and oversight of the preparation and review of all legal documents and contracts with distributors and suppliers.

The second factor in Tonopah is the issuer’s public representation of policy.  The Company publicly represents itself as a “publicly held company with business activities in the electronic and biotechnology industries.”6  Prior to 2005, the Company’s communications with the public through SEC filings, press releases and other written and oral communications expressly stated that the Company was an electronics technology company in the business of developing the PI Technology. Since 2005, the Company’s communications have focused on its active participation in the biotechnology sector.  Such representation of the Company as actively engaged in the business of BioAgra and, to a lesser extent, the ownership of various patents and intellectual properties related to the PI Technology, is consistent throughout the Company’s public disclosures, including in the Company’s SEC filings, press releases, on the Company’s website and in other written and oral communications to the public.  For example, the Company’s most recent press release on March 12, 2008 entitled “Vyta Corp is Pleased to Announce Successful Product Trials and Sales of All-Natural AGRASTIM® as an Effective Animal Antibiotic Replacement,” discusses the business and operations of BioAgra and clearly represents the Company’s active participation in the marketing and sale of Agrastim®.  In addition, the vast majority of the Company’s website is devoted to the operations and business of BioAgra, including BioAgra’s products, distribution channels and marketing efforts.  The Company’s communications with investors have always clearly communicated its role in the active operation of the electronics and biotechnology industries.

6 See http://www.vytacorp.com.

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

The third factor in Tonopah is the activities of the issuer’s officers and directors.  The Company and its officers and directors were fully engaged in the business and operations related to the PI Technology.  The Company had 20 employees in the Colorado Springs office and 14 employees in the EPT subsidiary in Germany developing the PI Technology and working on the related manufacturing.  Mr. Metzinger, as President and Chief Executive Officer of the Company, was actively involved in the daily operations of the business, including overseeing budgeting, financing the business, hiring all key employees, daily interaction with key scientists at the main Colorado Springs lab focused on the development of the PI Technology, and generation and development of key customers.  After spending considerable amounts of time and money developing the PI Technology, the Company began pursuing other business opportunities during a downturn in the electronics industry.  At such time, the Company sold a 51% interest in EPT to TagStar, controlled by Michael Kober and Bernhard Maier, two EPT employees who had been developing the application of the PI Technology to RFID applications for the Company.

Since the Company’s transition to the biotechnology sector, Mr. Metzinger, the President and Chief Executive Officer of the Company, has been actively and continuously engaged in the day-to-day operations of BioAgra, as discussed in detail above.  When Mr. Metzinger is not focused on the business of BioAgra, he is managing the ownership of various patents and intellectual properties related to the PI Technology and potential royalty-producing licenses related to such technology.

The final two factors in Tonopah are the character of the Company’s assets and the sources of its income.7 As of December 31, 2007, the Company had total assets (excluding cash) of $485,392, of which the equity investment in BioAgra is valued by the Company at $0, and has been valued at $0 since September 30, 2006.  The following table (the “Asset Table”) sets forth the assets of the Company as of December 31, 2007 (excluding cash) as reported in the Company’s Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2007, and the percentage that each asset represents of the total assets of the Company (excluding cash) as of December 31, 2007. 8

7 Financial Funding Group, Inc. (pub. avail. Mar. 3, 1982).
8 This factor does not require that a company hold less than 40 percent of its assets in investment securities, since §3(b)(1) and the five factor test were developed in order to deal with issuers whose holdings exceed this threshold. The SEC has granted orders to companies relying on the Tonopah analysis that held large portions of their assets in investment securities. See, e.g., In the Matter of Quadra Logic Technologies, Inc., Release No. IC-17383 (March 16, 1990) (notice) and Release No. IC-17418 (April 10, 1990) (order) (investment securities equal to 76.6 percent of total assets, excluding cash).

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

Asset	Value as of 12/31/2007	Percentage of Total Assets (Excluding Cash) as of 12/31/2007
Receivable (Sale of EPT) [a]	$250,000	51.50%
Prepaid expenses and other	1,368	0.28
Office equipment and furniture (less depreciation)	3,131	0.65
Deposits and other	19,504	4.02
Notes and advances receivable, net (BioAgra) [b]	211,389	43.55

a Represents the sale of the Company’s remaining 49% interest in EPT in December 2007.  The Company received the proceeds from the sale in January of 2008.
b  This represents short-term loans made from time-to-time by the Company to BioAgra to fund its operations as more fully described in Note 2 to the unconsolidated financial statements of the Company for the six months ended December 31, 2007, included in its December 2007 Quarterly Report.

As of December 31, 2007, 51.50% of the Company’s assets were represented by a receivable for $250,000 from TagStar for the purchase of the remaining 49% interest in EPT.  TagStar paid in full the $250,000 receivable in early January 2008.  Thus, as of the most recent practicable date, the Company’s assets consist almost exclusively of notes and receivables from BioAgra. The liquidation of the EPT interest in December 2007 was in line with the Company’s stated goal to liquidate its electronics operations and move towards biotechnology operations.  Thus, the receivable on the books of the Company as of December 31, 2007 related to the sale of the Company’s remaining EPT interest is not dispositive for purposes of determining whether the Company is primarily engaged in investing, reinvesting, owning, holding or trading in securities.  In formulating the five factor test, the court in Tonopah stated that “More important ... [is] the nature of the assets and income of the company, disclosed in the annual reports filed with the Commission and in reports sent to stockholders, was such as to lead investors to believe that the principal activity of the company was trading and investing in securities.”9  As interpreted by the 7th Circuit in National Presto, “the Commission thought in Tonopah that what principally matters is the beliefs the company is likely to induce in investors. Will its portfolio and activities lead investors to treat a firm as an investment vehicle or as an operating enterprise?”10  The one-time sale of the Company’s remaining interest in EPT, which was represented on the books of the Company as of December 31, 2007 as 51.5% of the Company’s assets, would not lead investors to believe the Company is principally engaged in investing and holding securities.  As discussed above, the Company had clearly communicated to its investors through its SEC filings and public releases that the Company was exiting the electronics industry and focusing its efforts on developing and manufacturing products in the biotechnology sector.  Thus, even though such amount is greater than 40% of the Company’s assets (as provided by Section 3(a)(1)(C)) and greater than 45% of the Company’s assets (as provided by Rule 3a-1), such asset composition is not inconsistent with the Company’s current asset mix and would not lead a reasonable investor to believe the Company was primarily engaged in investing, reinvesting, owning, holding or trading in securities.

9 26 S.E.C. at 430.
10 SEC v. National Presto Ind., 486 F.3d 305 (7th Cir. 2007).

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

As of December 31, 2007, advances receivable of the Company owed by BioAgra represented approximately 43.5% of the Company’s assets.  Due to the one-time liquidation of the Company’s EPT interest, the advances receivable of the Company owed by BioAgra now make up approximately 89.8% of the Company’s total assets (less cash and governmental securities).  The assets represent loans to BioAgra to allow for the continued development and testing of Agrastim® and Purestim™ during BioAgra’s development phase.  Such loans are not securities as they were provided to BioAgra solely for purposes of providing cash to build out the production line and to allow for continued testing and operations.  The Company had no expectation of profit and was actively engaged in developing the Agrastim® and Purestim™ products using the monies from such loans.  Even if such receivables were considered securities, they would be considered securities of a majority-owned subsidiary, which are excluded under other sections of the Investment Company Act for purposes of determining asset composition.  Under both Section 3(a)(1)(C) and Rule 3a-1, as discussed below, an investment in a majority-owned subsidiary is not included for purposes of determining the percentage of assets of a company in securities.  As discussed in further detail below, BioAgra is a majority-owned subsidiary of the Company for purposes of the Investment Company Act.  Thus, even if such advances were deemed securities, such securities should be excluded for purposes of determining the character of the assets of BioAgra.

With respect to the final factor in Tonopah, the source of the Company’s income, the Company did not generate any revenues in the fiscal years ended June 30, 2007 or 2006, or the six months ended December 31, 2007.  The following table (the “Income Table”) sets forth the income (loss) of the Company for each of the four quarters in the 2007 calendar year attributable to EPT and BioAgra, respectively, and the percentage that such income (loss) represents of total losses of the Company for the corresponding period.  The table also sets forth the advances made by the Company to BioAgra in each period and the percentage that these advances represent of the overall losses of the Company.  The income associated with EPT in the December 2007 quarter is presented twice (excluding and including the gain on sale that resulted from the sale of the Company’s remaining EPT interest in December 2007).

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

	Income (Loss)	Percentage of Income (Loss) to Total Income (Loss)		Advances Made	Percentage of Advances to Net Income (Loss)

2007 Calendar Year:
EPT (including gain on sale)	$130,175	3.12	% [a]	-
BioAgra	(1,528,211)	36.71		$1,337,266	32.12%
Total Income (Loss)	(4,162,488)	100.00

December 2007 Quarter:
EPT (without regard to gain on sale)	16,570	5.60	[a]	-	-
EPT (including gain on sale)	180,804	61.14	[a]	-	-
BioAgra	(303,399)	97.15	[b]	257,465	87.06
Total Income (Loss)	(295,734)	100.00		-	-

September 2007 Quarter:
EPT	(13,699)	2.60		-	-
BioAgra	(367,155)	69.73		284,135	53.96
Total Income (Loss)	(526,573)	100.00		-	-

June 2007 Quarter:
EPT	(24,706)	1.17		-	-
BioAgra	(488,306)	23.14		499,809	23.69
Total Income (Loss)	(2,109,919)	100.00		-	-

March 2007 Quarter:
EPT	(12,224)	0.97		-	-
BioAgra	(369,351)	29.31		295,857	23.45
Total Income (Loss)	(1,260,262)	100.00		-	-

[a]	Calculated as absolute values.
[b]	Calculated by dividing the net loss of BioAgra in the quarter $(303,399) by the absolute value of the sum of the total loss for the quarter and the income of EPT for the quarter $(312,304).

Except with respect to the gain on sale recognized by the Company as a result of the sale of EPT in December 2007, the percentage of losses attributable to EPT when compared to the losses of the Company for the 2007 calendar year and each calendar quarter was de minimis for each of the periods.  As of the quarter ended December 31, 2007, the ratio of the Company’s loss from securities to total adjusted net loss is unusually high as a direct result of the Company’s stated strategy of liquidating its ownership interest in EPT.  The sale of the Company’s 49% interest in EPT in December 2007 resulted in a gain on sale of $164,234, which was recorded in the Company’s income statement in the period of such sale.  The liquidation of the EPT interest in December 2007 was in line with the Company’s stated goal to liquidate its electronics operations and move towards biotechnology operations.  Given the unusual circumstances surrounding the liquidation of the EPT interest in line with the Company’s stated goal to liquidate its electronics operations and move towards biotechnology operations, the one time gain on sale of the Company’s remaining EPT interest is not dispositive for purposes of determining whether the Company is primarily engaged in investing, reinvesting, owning, holding or trading in securities.  The Company believes that an investor that was reviewing the financial statements and the reports of the Company filed with the SEC, taken as a whole, together with the Company’s change in focus from electronics to biotechnology and the activities of the Company, would understand that the Company is an operating company involved in biotechnology, evidenced in part by the substantial ongoing investment in BioAgra (as defined for purposes of the Investment Company Act) and the activities of the Company relating thereto.

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

Pursuant to the above analysis of the five separate factors used to determine the business in which an issuer is primarily engaged, the Company is currently primarily engaged in the business of developing, testing, marketing and selling Agrastim® and Purestim™, and is not primarily engaged in the business of investing, reinvesting, or trading in securities pursuant to Section 3(a)(1)(A).

Section 3(a)(1)(B)

Section 3(a)(1)(B) of the Investment Company Act defines an investment company as any issuer which is engaged or proposes to engage in the business of issuing face amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding.  The Company does not engage in the business of issuing face amount certificates of the installment type, has not issued nor does it plan to issue any such certificate.

Section 3(a)(1)(C)

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer who is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.  Issuers that are deemed to be investment companies under Section 3(a)(1)(C) are often referred to as “prima facie investment companies.”11

Section 3(a)(1)(C) sets forth two tests, both of which must be satisfied for an issuer to be defined as an investment company under this section of the Investment Company Act.  First, the issuer must be engaged, or must propose to engage, in the business of investing, reinvesting, owning, holding, or trading in securities.  Second, the issuer must own, or propose to acquire, investment securities having a value exceeding 40 percent of the value of its total assets on an unconsolidated basis.

11 For example, see SEC Proposing Release No. IC-10937, 18 SEC-DOCKET 948, November 13, 1979.

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

The second prong of the Section 3(a)(1)(C) test is a bright line test that classifies an issuer as an investment company only if the issuer owns or proposes to own investment securities having a value exceeding 40% of the value of such issuer’s total assets.  Section 3(a)(2) of the Investment Company Act defines the term “investment securities,” for purposes of Section 3(a)(1)(C), as “all securities except….(C) securities issued by majority-owned subsidiaries of the owner...”  The SEC has stated that an investment in the securities of a majority-owned subsidiary “is more akin to activities of a holding company than an investment company.”12  Section 2(a)(24) of the Investment Company Act defines a majority-owned subsidiary of a person as “a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.”  The Company has owned 50% of the outstanding voting securities of BioAgra since its formation.  Thus, any BioAgra securities owned by the Company are securities of a majority-owned subsidiary pursuant to Section 2(a)(24) of the Investment Company Act.  The Company does not own any other securities (other than those of two inactive, wholly-owned subsidiaries, ExypnoTech, LLC and NanoPierce Connection Systems, Inc.).13  As the BioAgra equity ownership is excluded from the definition of “investment securities,” the Company does not currently own investment securities nor does it propose to own or intend to own investment securities in the future.  As the Company does not own or propose to own investment securities representing 40% of the value of its assets as set forth in Section 3(a)(1)(C) of the Investment Company Act, it is not a prima facie investment company pursuant to such section of the Investment Company Act.

Even if the Company held or proposed to hold investment securities representing 40% or more of its assets (which it does not), the Company would not be deemed an investment company under Section 3(a)(1)(C) of the Investment Company Act unless it also satisfied the first prong of the test which requires the issuer to engage, or to propose to engage, in the business of investing, reinvesting, owning, holding, or trading in securities.  As described above under the discussion of Section 3(a)(1)(A) of the Investment Company Act, the Company and its executives are actively engaged in the development, testing, marketing, sale and distribution of BioAgra’s beta glucan products and has not in the past nor intends in the future to pursue the business of investing, reinvesting, owning, holding or trading in the ownership interests in BioAgra.

As the Company does not own or propose to own 40% of the value of its total assets in investment securities nor does it engage in the business of investing, reinvesting, owning, holding or trading in the ownership interests of BioAgra, the Company does not believe that it is a prima facie investment company pursuant to Section 3(a)(1)(C) of the Investment Company Act.

12 Rule 3a-1 Proposing Release, Investment Company Act Release No. 10937, Fed. Sec. L. Rep. ¶ 83,348, at 82,462-63 n.6 (Nov. 13, 1979).
13 As discussed above under the historical development factor of the Tonopah test, the Company formed EPT as its wholly-owned subsidiary in February 2002 to produce and sell RFID components using the PI Technology.  The Company operated EPT for several years until December 11, 2003 when it signed an Investment Agreement with TagStar, whereby TagStar received 51% ownership of EPT in exchange for cash, as part of a larger strategy to  minimize the Company’s operations to conserve funds and to make an acquisition of an operational, revenue generating company, not necessarily in the technology industry.  In line with the Company’s strategy to move towards biotechnology and away from the PI Technology, the Company sold its remaining 49% interest in EPT in December 2007.

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

Rule 3a-1

The Company believes it is not an investment company pursuant to Section 3(a)(1)(A) or (B) of the Investment Company Act or a prima facie investment company pursuant to Section 3(a)(1)(C) of the Investment Company Act, as discussed above.  However, should the Staff believe the Company is a prima facie investment company pursuant to Section 3(a)(1)(C) of the Investment Company Act, the Company is exempt from the provisions of the Investment Company Act pursuant to Rule 3a-1 promulgated thereunder. The proposing release for Rule 3a-1 stated that, in the past, the SEC had granted numerous orders pursuant to Section 3(b)(2) of the Investment Company Act declaring a company not to be an investment company for purposes of the Investment Company Act, upon its finding that the company was engaged primarily in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities pursuant to Section 3(a)(1)(C) of the Investment Company Act. Rule 3a-1 provides:

“Rule 3a-1. Certain Prima Facie Investment Companies.  Notwithstanding Section 3(a)(1)(C) of the Act, an issuer will be deemed not to be an investment company under the Act; Provided, That:

(a) No more than 45 percent of the value (as defined in section 2(a)(41) of the Act) of such issuer’s total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than:

(1) Government securities;

(2) Securities issued by employees’ securities companies;

(3) Securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or section 3(c)(1) of the Act) which are not investment companies; and

(4) Securities issued by companies: (i) which are controlled primarily by such issuer; (ii) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) which are not investment companies;

(b) The issuer is not an investment company as defined in section 3(a)(1)(A) or 3(a)(1)(B) of the Act and is not a special situation investment company; and

(c) The percentages described in paragraph (a) of this section are determined on an unconsolidated basis, except that the issuer shall consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.”

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

Rule 3a-1(a)

Rule 3a-1(a) provides that a company is deemed not to be an investment company if no more than 45 percent of the value of such issuer’s total assets consists of, and no more than 45 percent of such issuer’s net income after taxes is derived from, securities other than those securities listed in Rule 3a-1(a)(1) through (4).

The Company believes that at December 31, 2007, no more than 45% of the value of its total assets consisted of, and no more than 45% of its net income after taxes for its last four fiscal quarters ended December 31, 2007 were derived from, securities other than those specified in Rule 3a-1(a)(1) through (4).

The Asset Table set forth under the heading “Section 3(a)(1)(A)” sets forth the assets of the Company as of December 31, 2007 (excluding cash) as reported in the Company’s Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2007, and the percentage that each asset represents of the total assets of the Company (excluding cash) as of December 31, 2007.  The carrying value of the Company’s equity investment in BioAgra has been carried at $0 since September 30, 2006 and through December 31, 2007 (to reflect the Company’s share of losses each quarter).

The Company believes that its 50% interest in BioAgra (and, to the extent that the advances receivable owed by BioAgra are deemed securities, such advances receivable) consists of excluded securities referred to in Rule 3a-1(a)(3) and Rule 3a-1(a)(4) for the reasons described below (and, in any event, the carrying value of these securities is $0).  As described immediately following the Asset Table under the heading “Section 3(a)(1)(A),” the liquidation of the EPT interest in December 2007 was in line with the Company’s stated goal to liquidate its electronics operations and move towards biotechnology operations.  Thus, the receivable on the books of the Company as of December 31, 2007 related to the sale of the Company’s remaining EPT interest is not dispositive for purposes of determining whether the Company is primarily engaged in investing, reinvesting, owning, holding or trading in securities.

As of January 2, 2008 (the date that TagStar paid its receivable to the Company for its purchase of the Company’s remaining 49% interest in EPT), the Company believes that none (0%) of its total assets as of December 31, 2007 were derived from securities other than those specified in Rule 3a-1(a)(1) through (4).

The Company had net losses for the 2007 calendar year and for each of the four fiscal quarters in the 2007 calendar year.  The Income Table under the heading “Section 3(a)(1)(A)” above sets forth the income (loss) of the Company for each of the four quarters in the 2007 calendar year attributable to EPT and BioAgra, respectively, and the percentage that such income (loss) represents of total losses of the Company for the corresponding period.  The table also sets forth the advances made by the Company to BioAgra in each period and the percentage that these advances represent of the overall losses of the Company.  The Company believes that its 50% interest in BioAgra (and, to the extent that the advances receivable owed by BioAgra are deemed securities, such advances receivable) consists of excluded securities referred to in Rule 3a-1(a)(3) and Rule 3a-1(a)(4) for the reasons described below.  As a result, the Company believes that less than 5% of its net losses for the four fiscal quarters ended December 31, 2007 were derived from securities other than those specified in Rule 3a-1(a)(1) through (4).

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

Majority-Owned Subsidiary (Rule 3a-1(a)(3))

The Company believes that its ownership interest in BioAgra (and, to the extent that the advances receivable owed by BioAgra are deemed securities, such advances receivable) consists of securities issued by majority-owned subsidiaries of the issuer, and that such assets are therefore excluded from the 45% asset limitation by Rule 3a-1(a)(3).  As discussed above, Section 2(a)(24) of the Investment Company Act defines a majority-owned subsidiary to mean a company 50 percent or more of the outstanding securities of which are owned by the issuer or by a majority-owned subsidiary of the issuer.  The Company currently owns 50% of the outstanding voting securities of BioAgra, and, therefore, any securities issued by BioAgra and held by the Company are excluded from the 45% asset test pursuant to Rule 3a-1(a)(3). As the Company doesn’t own any other securities except the ownership of certain wholly-owned subsidiaries,14 0% of the value of the Company’s total assets consists of securities and 0% the Company’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities.

Control and Business (Rule 3a-1(a)(4))

The Company further believes that its ownership interest in BioAgra consists of securities issued by companies: (a) which are controlled primarily by such issuer; (b) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (c) which are not investment companies, and that such assets are therefore excluded from the 45% asset limitation by Rule 3a-1(a)(4).  The Company believes its BioAgra ownership interest is excluded by Rule 3a-1(a)(4) for the following reasons.

1.           BioAgra is primarily controlled by the Company.  Control is defined in Section 2(a)(9) of the Investment Company Act as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  Pursuant to the definition, a beneficial owner of more than 25% of the voting securities of a company is presumed to control such company.  As discussed above, the Company beneficially owns 50% of the outstanding voting securities of BioAgra and is, therefore, presumed to control BioAgra pursuant to the definition of “control” in Section 2(a)(9) of the Investment Company Act.

In addition to the Company’s 50% ownership control of BioAgra, the facts further show that the Company exercises primary control over BioAgra.  Due to the Company’s 50% ownership stake in BioAgra, Mr. Metzinger was appointed Executive Vice President and Chief Financial Officer of BioAgra. In addition, Mr. Metzinger was appointed as a Manager to the Board of Managers of BioAgra.  Through Mr. Metzinger’s role as President and CEO of the Company and Manager, Executive Vice President and Chief Financial Officer of BioAgra, Mr. Metzinger and the Company have primary control over the management, operations, and policy-making of BioAgra.  In addition to the day-to-day authority of the Company and Mr. Metzinger over the management of BioAgra, as described above under the heading “Section 3(a)(1)(A),” the Company exercises further control over the operations of BioAgra through:

14 See FN 11 infra.

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

•
Veto power over all matters subject to a vote of the Board of Managers or the members of BioAgra pursuant to the Operating Agreement of BioAgra dated August 15, 2005 (the “Operating Agreement”) between the Company and Justin Holdings, Inc. (f/k/a Xact Resources International, Inc.);

•	Right to appoint 50% of the managers of the Board of Managers of BioAgra pursuant to the Operating Agreement;

•
Final approval for all financial expenditures of BioAgra, including approval of all major corporate capital expansion plans, equipment acquisitions, and all field trials and testing protocols conducted for and on behalf of BioAgra;

•	Oversight and management of the current and future financing of the operations of BioAgra, including managing relationships with debtors;

•	Direct dealings with BioAgra’s two banking institutions and the authority to monitor all accounts at those banks; and

•	Direct involvement with the auditors and other accountants of BioAgra, in the preparation of all audits, financial statements and tax returns of BioAgra.

In addition to the Company’s beneficial ownership and control over the management of BioAgra, the Company is also BioAgra’s largest creditor.  As of December 31, 2007, the Company held promissory notes of BioAgra totaling $3,413,112, which amount was loaned to BioAgra over the course of 2006 and 2007 to facilitate BioAgra’s completion of its first production line and to support operations. The promissory notes are collateralized by all of BioAgra’s assets and equal approximately 88% of BioAgra’s current liabilities as of December 31, 2007.  The Company perfected its security interest in the assets of BioAgra by filing UCC financing statements.  If the Company called the notes, which it is permitted to do under their respective terms and which are all currently due and payable, it would legally be entitled to obtain ownership of all of the assets of BioAgra. Such secured position in the assets of BioAgra furthers the Company’s primary control over BioAgra and its operations.

2.           The Company is not investing, reinvesting, owning, holding or trading in the securities of BioAgra.  As discussed above, the Company is not merely owning or holding the securities of BioAgra.  The Company and its executives are actively involved in the day-to-day operations of BioAgra and are actively engaged in the business of manufacturing and selling beta glucan products, which can be used as a replacement for hormone growth steroids and antibiotics in animal feed products and in products for human consumption.

As the Company doesn’t own any other securities, 0% of the value of the Company’s total assets consists of securities and 0% the Company’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities.

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

Rule 3a-1(b)

In addition to the fact that 0% of the value of the Company’s total assets consists of securities and 0% the Company’s net income after taxes is derived from securities, pursuant to Rule 3a-1, the Company believes that it cannot be an investment company as defined in section 3(a)(1)(A) or 3(a)(1)(B) of the Investment Company Act.  As discussed above under “Section 3(a)(1)(A)” and “Section 3(a)(1)(B),” the Company believes that it is not an investment company pursuant to either section.

Section 3(b)(1)

The Company believes that it is not a prima facie investment company pursuant to Section 3(a)(1)(C) of the Investment Company Act and is also exempt pursuant to Rule 3a-1, each as discussed above.  However, should the Staff disagree, the Company believes it is also exempt from the provisions of the Investment Company Act pursuant to Section 3(b)(1).

An issuer deemed a prima facie investment company pursuant to Section 3(a)(1)(C) of the Investment Company Act nevertheless may be deemed not to be an investment company under Section 3(b)(1) of the Investment Company Act.  Section 3(b)(1) provides that an issuer is not an investment company if it is primarily engaged, directly or through wholly-owned subsidiaries, in a business other than that of investing, reinvesting, owning, holding or trading in securities. The Tonopah five factors are frequently applied to determine whether an issuer satisfies the primary business standard under Section 3(b)(1). Thus, a determination under Section 3(a)(1)(A) of the Investment Company Act that an issuer is engaged primarily in a non-investment business also means that it is not an investment company under Section 3(b)(1).

As discussed above under “Section 3(a)(1)(A),” pursuant to the analysis of the five separate factors used to determine the business in which an issuer is primarily engaged, the Company is primarily engaged in the business of developing, testing, marketing and selling Agrastim® and Purestim™, and is not primarily engaged in the business of investing, reinvesting, or trading in securities.  As such, the Company is not an investment company pursuant to the exemption provided by Section 3(b)(1).

Conclusion

The Company is actively involved in the business of biotechnology and was previously actively involved in the business of electronics.  Through its 50% ownership of BioAgra, the Company has shifted its primary focus from electronic technologies to biotechnology where it is attempting to capitalize on the growing consumer demand to remove growth promotion antibiotics from the human food chain supply and the demand for more natural, organic, antibiotic-free foods.  The Company is fully engrossed in the day-to-day minutiae of BioAgra and exercises primary control over its substantive operations and activities through its 50% ownership of membership interests, executive officer appointments, position on the Board of Managers and primary secured creditor position.  The Company is not focused on  investing, reinvesting, owning, holding, or trading in securities, nor does it intend to acquire securities in any entities in the future.  As such, we do not believe that the Company is an investment company pursuant to Sections 3(a)(1)(A),(B) or (C) and Section 3(b)(1) of the Investment Company Act or Rule 3a-1 promulgated thereunder, and, therefore, not subject to regulation thereunder.

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

Annual Report on Form 10-KSB for the Fiscal Year Ended June 30, 2007

Item 8A.  Controls and Procedures

Controls and Procedures, page 28

2.
We note your disclosure that your disclosure controls and procedures were not effective as of June 30, 2007, and your disclosure regarding the remedial measures that you initiated and planned to undertake to address the deficiency.  Please expand your disclosure here and in your quarterly reports for the quarters ended September 30, 2007 and December 31, 2007 to address whether there is an established timeline for implementing such remedial measures.  In addition, please expand your disclosure in your annual report and such quarterly reports to identify the remedial actions that you have taken and to provide quantitative information regarding the cost of such remedial actions.

Response.   The Company intends to comply with this comment with respect to the 2007 Annual Report by deleting the fourth paragraph under Item 8A, “Controls and Procedures” on page 28 of the 2007 Annual Report and replacing it with the following:

Subsequent to the discovery of the material weakness in internal control over financial reporting described above and beginning in the fiscal quarter ending September 30, 2007, we initiated and plan to undertake changes to our internal control over financial reporting to remediate the aforementioned deficiency and to strengthen our internal control processes, including the seeking of additional accounting staff and/or the consultation with outside resources as we deem appropriate.  While the costs of remediation are unknown at this time, we expect that the costs may exceed $300,000, which would include the hiring of a new Chief Financial Officer and, in the interim, the contracting of accounting staff and/or the consultation with outside resources.

The Company expects to address this comment with respect to the September 2007 Quarterly Report and the December 2007 Quarterly Report as described in response to Comment 5 below.

3.
As this is not an element of disclosure controls and procedures, please delete the last paragraph which states that you believe that the consolidated financial statements included in the report fairly present, in all material respects, your consolidated financial condition and results of operations as of and for the year ended June 30, 2007.

Response.  The Company intends to comply with this comment by deleting the last paragraph under Item 8A, “Controls and Procedures” on page 28 of the 2007 Annual Report referenced in the comment.

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

Quarterly Reports on Form 10-QSB for the Quarters Ended September 30, 2007 and December 31, 2007

4.
We note your disclosure that your officers have concluded that your disclosure controls and procedures were effective as of the end of the period covered by this quarterly report on Form 10-QSB in alerting them, on a timely basis, to material information required to be included in your periodic SEC filings and to ensure that information required to be disclosed in your periodic SEC filings is accumulated and communicated to the your management, including your President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Please expand your disclosure to state, if true, that such officers have also concluded that your disclosure controls and procedures were effective as of the end of the relevant quarter to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, with the time periods specified in the Commission’s rules and forms.

Response.  The Company intends to comply with this comment by expanding the disclosure as requested, although it intends to change the conclusion reached with respect to the effectiveness of controls and procedures as a result of the proposed amendments to the September 2007 Quarterly Report and the December 2007 Quarterly Report discussed in response to comment 5 below.  The Company intends to replace the first paragraph under Item 3 “Controls and Procedures” in both the September 2007 Quarterly Report and the December 2007 Quarterly Report with the following two paragraphs:

We have adopted and maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods required under the SEC’s rules and forms and that the information is gathered and communicated to our management, including our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), as appropriate, to allow for timely decisions regarding required disclosure.

As required by SEC Rule 15d-15(b), we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 15d-14 as of the end of the period covered by this report. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are not effective in timely alerting them to material information required to be included in our periodic SEC filings and to ensure that information required to be disclosed in our periodic SEC filings is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as a result of the omission in our Original Filing of the changes in our internal controls over financial reporting that occurred during the fiscal quarter to address the deficiency in our internal control over financial reporting first identified in our annual report on Form 10-KSB for the fiscal year ended June 30, 2007.

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

5.
We note your disclosure in your annual report on Form 10-KSB for your fiscal year ended June 30, 2007 that you had initiated and planned to undertake changes to your internal control over financial reporting to remediate the identified deficiency and to strengthen your internal control processes, including the seeking of additional accounting staff and/or consultation with outside consultants.  In light of such disclosure, please explain to us why you have disclosed in your subsequent quarterly reports that there have been no changes during the relevant quarters to your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

Response.    The Company intends to comply with this comment as follows:

a.  By deleting the second existing paragraph under Item 3 “Controls and Procedures” in the September 2007 Quarterly Report and replacing it with the following:

There was a change in our internal control over financial reporting that occurred during the fiscal quarter ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting as a result of the material weakness in our internal control over financial reporting identified in our 2007 audit and disclosed in our annual report on Form 10-KSB for the fiscal year ended June 30, 2007.

The material weakness identified in our annual report on Form 10-KSB for the fiscal year ended June 30, 2007 was related to a lack of accounting staff responsible for the authorization, processing, approval and reporting of transactions as well as the overall financial reporting process.

Beginning in the fiscal quarter ended September 30, 2007, we initiated and began to change our internal control over financial reporting to remediate the aforementioned deficiency and to strengthen our internal control processes, including the seeking of additional accounting staff and/or the consultation with outside resources as we deem appropriate.  During the fiscal quarter ended September 30, 2007, we contracted with our former Chief Financial Officer to assist in preparing our financial statements and our periodic filings with the Securities and Exchange Commission and to maintain our books and records.  We have also contracted with a Certified Public Accountant to assist in the preparation of the financial statements and to maintain the books and records of BioAgra.  We also began the search for a permanent Chief Financial Officer.  We incurred approximately $15,000 during the September 2007 quarter in remediation costs.  While the aggregate costs of remediation are unknown at this time, we expect that the costs may exceed $300,000, which would include the interim measures described above and the hiring of a new Chief Financial Officer.

KUTAK ROCK LLP

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 1, 2008

b.  By deleting the second existing paragraph under Item 3 “Controls and Procedures” in the December 2007 Quarterly Report and replacing it with the following:

There was a change in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting as a result of the material weakness in our internal control over financial reporting identified in our 2007 audit and disclosed in our annual report on Form 10-KSB for the fiscal year ended June 30, 2007 and our quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 2007.

The material weakness first identified in our annual report on Form 10-KSB for the fiscal year ended June 30, 2007 was related to a lack of accounting staff responsible for the authorization, processing, approval and reporting of transactions as well as the overall financial reporting process.

During the fiscal quarter ended December 31, 2007, we continued to contract for the services of our former Chief Financial Officer to assist in preparing our financial statements and our periodic filings with the Securities and Exchange Commission and the services of a Certified Public Accountant to assist in the preparation of the financial statements and to maintain the books and records of BioAgra.  We also continued our search for a permanent Chief Financial Officer.  We incurred approximately $9,700 during the December 2007 quarter in remediation costs.  While the aggregate costs of remediation are unknown at this time, we expect that the costs may exceed $300,000, which would include the interim measures described above and the hiring of a new Chief Financial Officer.

*  *  *  *  *  *  *

This filing is being effected by direct transmission to Operational EDGAR System of the SEC.  If you have any questions regarding the foregoing or require further information, please contact the undersigned or Bob Ahrenholz.

Sincerely,

/s/ Joshua M. Kerstein